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                                                                   Exhibit 99(i)


                            [ROPES & GRAY LETTERHEAD]


April 24, 2006


JPMorgan Trust I
522 Fifth Avenue
New York, New York 10036


Ladies and Gentlemen:

You have informed us that you intend to file a Rule 485(b) Post-Effective Amendment (the "Amendment") to your Registration Statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Commission") for the purpose of updating the JPMorgan Capital Growth Fund, JPMorgan Disciplined Equity Fund, JPMorgan Diversified Fund, JPMorgan Dynamic Small Cap Fund, JPMorgan Growth and Income Fund, JPMorgan Intrepid America Fund, JPMorgan Intrepid Growth Fund, JPMorgan Intrepid Multi Cap Fund (formerly known as JPMorgan Intrepid Contrarian Fund), JPMorgan Intrepid Value Fund, JPMorgan Mid Cap Equity Fund, JPMorgan Small Cap Core Fund, JPMorgan Small Cap Equity Fund, JPMorgan U.S. Equity Fund, JPMorgan U.S. Small Company Fund, JPMorgan Value Advantage Fund and JPMorgan Micro Cap Fund's financial information and making certain other changes.

We have examined your Declaration of Trust and, as on file in the office of the Secretary of The State of Delaware, the Certificate of Trust. We are familiar with the actions taken by your Trustees to authorize the issue and sale from time to time of your units of beneficial interest ("Shares") at not less than the public offering price of such shares and have assumed that the Shares have been issued and sold in accordance with such action. We have also examined a copy of your By-laws and such other documents as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that the Shares being registered have been duly authorized and when sold will be validly issued, fully paid and nonassessable.

We consent to this opinion accompanying the Amendment when filed with the Commission.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP